Exhibit 99.1

Optimi Health Corp. (Nasdaq: OPTH) reports the open market purchases of 18,700 common shares of Optimi Health Corp. by Dane Stevens, Chief Executive Officer of Optimi Health Corp. The purchases were made indirectly through Cathay Visions Enterprises Ltd., a company controlled by Mr. Stevens. on July 15 and 16, 2026 with 15,000 shares at US$4.4940, 3,000 shares at CDN$6.9496 and 700 shares at CDN$6.9271. In aggregate, Mr. Stevens indirectly acquired 18,700 common shares over the two trading days. Following these transactions, Mr. Stevens beneficially holds 452,547 common shares of Optimi Health Corp.